SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated September 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: October 13, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT
Proposed Sale by PCRD of its Shares in PCCW

As announced by PCCW Limited (“PCCW”) on 10 July 2006, PCCW was informed by Pacific Century Regional Developments Limited (“PCRD”), one of PCCW’s substantial shareholders, that PCRD had entered into a conditional sale and purchase agreement with Mr. Francis P.T. Leung and Fiorlatte Limited, pursuant to which PCRD agreed to sell and Fiorlatte Limited agreed to purchase up to 1,526,773,301 shares in PCCW, representing approximately 22.66% of the issued share capital of PCCW (the “Sale”).

PCRD has issued a further announcement through Singapore Exchange Securities Trading Limited containing information relating to the Sale. The full text of that announcement is reproduced below for the information of PCCW’s shareholders:

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 196300381N
ANNOUNCEMENT

The Board of Directors of Pacific Century Regional Developments Limited (the “Company”) refers to (a) the proposed acquisition by TPG Century Ltd. (“TPG Century”) and Newbridge Century Ltd. (“Newbridge Century”) through a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore of all the issued shares held by the shareholders of the Company (the “Shareholders”), other than those held by Pacific Century International Limited (“PCIL”), Borsington Limited (“Borsington”), Pacific Century Group (Cayman Islands) Limited (“PCG (Cayman)”) and Anglang Investments Limited (“Anglang” and together with PCIL, Borsington and PCG (Cayman), the “PCG Shareholders”), (b) the Scheme Document dated 30 May 2006 (the “Scheme Document”) containing, inter alia, the details of the Scheme which was despatched to Shareholders on 1 June 2006, and (c) the announcements dated 10 July 2006 (the “10 July Announcement”), 18 July 2006 (the “18 July 2006 Announcement”) and 21 July 2006 (the “21 July Announcement”) made by the Company in connection with the proposed sale (the “Sale”) by the Company of up to 1,526,773,301 ordinary shares of HK$0.25 each (the “Sale Shares”) in the share capital of PCCW Limited (“PCCW”), representing approximately 22.66 per cent. of the issued share capital of PCCW, to Fiorlatte Limited (the “Purchaser”).

All capitalised terms used and not defined herein shall have the same meanings given to them in (i) the Scheme Document, (ii) the 10 July Announcement, (iii) the 18 July 2006 Announcement, and (iv) the 21 July Announcement.

Financing

As announced by the Company in the 18 July 2006 Announcement, the Company is not providing any financing to Mr Francis Leung (“FL”) and/or the Purchaser for the purchase of the Sale Shares. The Company is not and will not be entering into any arrangements to lend to FL and/or the Purchaser any amounts to purchase the Sale Shares.

It was also stated in the 18 July 2006 Announcement that Mr Richard Li Tzar Kai, the companies controlled by Mr Richard Li Tzar Kai (the “Pacific Century Group”) and the controlling shareholders of the Company, including PCGH and its group companies, and the various trusts controlling PCGH and its group companies, are likewise not extending or providing, and have not entered into any arrangements to extend or provide, any financing to FL and/or the Purchaser for the purchase of the Sale Shares.

It was further stated in the 18 July 2006 Announcement that save for the voting undertakings given by PCG (Cayman) and Anglang, there is no agreement, arrangement or understanding (in relation to the financing or otherwise) between Mr Richard Li Tzar Kai, the Pacific Century Group, PCGH and its group companies, the various trusts controlling PCGH and its group companies, and each of their associates, with FL and/or the Purchaser in connection with the Sale.

Following the 18 July 2006 Announcement, FL, on the advice of his Legal advisers, informed the SGX-ST, which in turn informed the Company that the HK$500,000,000 paid by the Purchaser in cash into the Escrow Account on 10 July 2006 in connection with the Sale was derived from funds drawn on a facility (the “Facility”). The Facility was originally provided by Mr Li Ka-Shing to FL prior to the negotiations relating to the Sale for purposes which are entirely unrelated to the Sale. The Facility was utilised as a temporary source of financing for the payment of the HK$500,000,000 into the Escrow Account. The Company was also informed by the Purchaser that the funds drawn under the Facility were subsequently refinanced by FL and the Purchaser on 19 July 2006 and that Mr Li Ka-Shing has no interest in the refinancing. Mr Li Ka-Shing is the father of Mr Richard Li Tzar Kai.

The Company also wishes to clarify that (i) no communication relating to the Sale took place between Mr Richard Li Tzar Kai and Mr Li Ka-Shing at any time during the negotiations with the Purchaser relating to the Sale or prior or subsequent to the announcement of the Sale on 10 July 2006; and (ii) both prior and subsequent to the signing of the Agreement and during the process of preparing the 18 July 2006 Announcement (which involved the making of certain enquiries), each of the Company, Mr Richard Li Tzar Kai, the Pacific Century Group, the controlling shareholders of the Company, including PCGH and its group companies, and the various trusts controlling PCGH and its group companies, had no knowledge of and was not aware about the Facility or that the HK$500,000,000 referred to above was financed by funds drawn from the Facility.

Voting on the Sale

As announced by the Company in the Sale Announcement, each of PCG (Cayman) and Anglang has on 9 July 2006, undertaken (a) to vote in favour of any resolution to approve the Sale; and (b) prior to the date of the EGM to approve the Sale, not to, directly or indirectly, offer, pledge, sell, contract to sell (whether or not subject to conditions), transfer, charge, encumber, grant or agree to grant any option over, right or warrant to purchase, lend or otherwise transfer, distribute (including, for the avoidance of doubt by way of dividend in specie) any of its PCRD Shares or interest, including without limitation any voting interest, in such PCRD Shares.

The Company understands that the consortium of private and strategic investors who will provide the Purchaser with the financing for the Sale has not been finalised. If financing or refinancing is provided to the Purchaser by any of Mr Richard Li Tzar Kai, the Pacific Century Group, PCGH and its group companies, the various trusts controlling PCGH and its group companies, and/or any of their associates, including Mr Li Ka-Shing, PCG (Cayman) and Anglang will be required to abstain from voting on the Sale at the EGM to be held. In addition, if assurance is required by the authorities that the above parties are not involved in the Sale (whether in relation to financing, refinancing or otherwise) and such assurance is not provided to the satisfaction of the authorities, PCG (Cayman) and Anglang may be required to abstain from voting on the Sale at the EGM to be held.

The above clarification and the disclosures relating to the financing and the voting on the Sale have been made in response to queries from the SGX-ST.

Sale Conditional upon Termination or Lapse of the Scheme

As announced in the 10 July Announcement and the 21 July Announcement made by the Company in relation to the Sale and the Scheme, the Sale is subject to and conditional upon, amongst other things, the Scheme lapsing or being withdrawn, and/or the Implementation Agreement being terminated in accordance with its terms.

Pursuant to the terms of the Implementation Agreement, the Implementation Agreement will terminate if any of the conditions precedent has not been satisfied (or where applicable, has not been waived) by 30 September 2006 or such other date as may be agreed between the Company, Newbridge Century and TPG Century (the “Long Stop Date”).

The Company is currently engaged in discussions to extend the Long Stop Date set out in the Implementation Agreement. Without an extension of the Long Stop Date, the Implementation Agreement would terminate on 30 September 2006. The Company expects these discussions to be finalised soon and will make an appropriate announcement thereafter. Accordingly, shareholders are advised to exercise caution when dealing in the shares of the Company.

BY ORDER OF THE BOARD Lim Beng Jin Company Secretary

Singapore, 20 September 2006

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 20 September 2006

The directors of PCCW as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz